

Mail Stop 4631

March 7, 2017

Via E-Mail
Mr. Alan Fine
Principal Financial Officer and Treasurer
Real Goods Solar, Inc.
110 16th Street, 3rd Floor
Denver, CO 80202

>   **Re: Real Goods Solar, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 9, 2017**
>   **File No. 333-215985**

Dear Mr. Fine:

        We have limited our review of your registration statement to those issues that we have addressed in our comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

General

1. Consider the updating requirements of Regulation S-X for the registration statement before its effectiveness.

Registration Statement's Facing Page

2. You indicate that the prior registration statement has a balance of unsold securities with an aggregate offering price of $130,716,933. Advise whether the unsold securities covered by the prior registration statement have been reduced for the $6 million takedown on February 9, 2017. Alternatively, please revise. See Rule 415(a)(6) of Regulation C under the Securities Act.

Prospectus' Outside Front Cover Page

3. Disclosure that you have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar months before and including the date of the prospectus is inconsistent with disclosures in the 424(b)(5) prospectus supplement relating to the $6 million takedown on February 9, 2017 under the prior registration statement and the Form 8-K filed on February 9, 2017. Since it appears that the

market value of your common equity held by non-affiliates did not equal or exceed $75 million at the time of your last update under Securities Act Section 10(a)(3), the prior registration statement is subject to General Instruction I.B.6. of Form S-3 from the time of that last update. See Instruction 3 to General Instruction I.B.6. of Form S-3, and revise the disclosure on the prospectus' outside front cover page.

Exhibits 4.13 and 4.15

4. You indicate that you intend to file the forms of indenture by amendment or as exhibits to a Form 8-K. For the indentures to be qualified under the Trust Indenture Act of 1940, you must file the forms of indenture pre-effectively. Please file a pre-effective amendment to the registration statement that includes the forms of indenture as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        Rikard Lundberg, Esq.
        Brownstein Hyatt Farber Schreck LLP
        410 17th Street, Suite 2200
        Denver, CO 80202